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                                                                   EXHIBIT 12(a)


                             D&N CAPITAL CORPORATION
                Computation of ratio of earnings to fixed charges


                                                               1999            1998
                                                         ----------------------------
                                                         (In thousands, except ratio)
Net income                                               $     3,724       $   3,914

Fixed charges:
         Advisory fees                                           125             125

Total fixed charges                                              125             125

Earnings before fixed charges                            $     3,849      $    4,039

Fixed charges, as above                                  $       125      $      125

Ratio of earnings to fixed charges                              30.8            32.3